

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Mr. Douglas P. Baker
Chief Executive Officer
Applied Nanotech Holdings, Inc.
3006 Longhorn Boulevard, Suite 107
Austin, TX 78758

> **Re:** **Applied Nanotech Holdings, Inc.**
> **Form 10-K for fiscal year end December 31, 2009**
> **Filed March 4, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed October 29, 2010**
> **File No. 001-11602**

Dear Mr. Baker:

      We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,
>
> s/ Robert Bartelmes
>
> Larry Spirgel
> Assistant Director

cc: <u>Via Facsimile to (512) 339-5021</u>
      Attn: Douglas P. Baker
      Chief Executive Officer